UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

amendment no. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOVIE INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09074F 108
(CUSIP Number)

Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 09074F 108	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON ACUITAS GROUP HOLDINGS, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES	7	SOLE VOTING POWER 547,241,666
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 547,241,666
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,241,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON CO

* Based on 647,930,147 issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Common Stock”) as of September 24, 2019, the Reporting Person beneficially owns approximately 84.5% of the issued and outstanding Common Stock of the Issuer.

CUSIP No. 09074F 108	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Terren S. Peizer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 547,241,666
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 547,241,666
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,241,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON IN

* Based on 647,930,147 issued and outstanding shares of Common Stock as of September 24, 2019, the Reporting Person beneficially owns approximately 84.5% of the issued and outstanding Common Stock of the Issuer.

Page 4 of 8 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 (this “Amendment”) relates to the Class A common stock, par value $0.0001 per share (“Common Stock”), of BioVie Inc., a Nevada corporation (the “Company” or the “Issuer”). The address of the Issuer’s principal executive office is 2120 Colorado Avenue, #230, Santa Monica, California 90404.

This Amendment amends the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed on July 3, 2018 (as so amended, the “Statement”) with the Securities and Exchange Commission by supplementing the Statement with the information set forth herein.

Item 2.  Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)  This Schedule 13D is being filed by:

(i)     Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”); and

(ii)    Terren S. Peizer (“Mr. Peizer), a citizen of the United States of America, and Managing Member of Acuitas. By virtue of his ability to direct Acuitas with regards to decisions concerning the Common Stock owned of record by Acuitas, Mr. Peizer may be deemed to be a beneficial owner having the power to direct the voting and disposition of the Common Stock held of record by Acuitas.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  The address of the Reporting Persons’ principal business is 2120 Colorado Avenue, #230, Santa Monica, California 90404.

(c)  The principal business of Acuitas is investment holdings, whereby Mr. Peizer is a businessperson.

(d)  During the past five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

Item 3 of the Statement is hereby amended by adding:

On September 24, 2019, the Company entered into a Securities Purchase Agreement (the “2019 Purchase Agreement”) with Acuitas pursuant to which (i) Acuitas agreed to purchase a 10% OID Convertible Delayed Draw Debenture (the “Debenture”) due September 20, 2020 in aggregate commitment amount of up to $2.0 million, and (ii) the Company issued 140,625,000 shares (the “Commitment Shares”) of the Company’s Class A Common Stock (the “Common Stock”) and warrants (the “Commitment Warrants”) to purchase an equal number of shares, each subject to the terms and conditions set forth in the 2019 Purchase Agreement. The Debentures accrue additional principal at the rate of 6% per annum and interest at the rate of 10% per annum, are convertible into shares of Common Stock $0.032 per share or, subsequent to the closing of the Company’s planned public offering of shares of Common Stock (the “Public Offering”) as described in its Registration Statement on Form S-1 (File No. 333-231136), the lower of $0.032 or 80% of the offering price to the public in the Public Offering and are mandatorily redeemable upon such closing at 100% of the accrued principal amount and unpaid interest to the date of redemption. The Commitment Warrants are five year warrants, exercisable upon the earlier of the effectiveness of the Company’s currently pending reverse stock split and December 1, 2019 at the lower of $0.032 or 80% of the offering price to the public in the Public Offering. Upon entering into the 2019 Purchase Agreement, the Company drew an initial $500,000 under the Debenture and in accordance with the Purchase Agreement, Acuitas received an additional 15,625,000 warrants (the “Bridge Warrants”) having the same terms as the Commitment Warrants. Any future draws under the Debenture, which may be made from and after October 15, 2019, November 15, 2019 and December 15, 2019 in equal tranches of $500,000 each, will entitle Acuitas to receive additional Bridge Warrants in equal amount upon such funding.

Page 5 of 8 Pages

Pursuant to the 2019 Purchase Agreement, Acuitas has agreed to further modify its existing rights under the Purchase Agreement so that Acuitas’ previous agreement in June 2019 to waive its rights to a 50% adjustment of the purchase price of the Preferred Stock in the July 2018 transaction, the exercise price of the warrants in such transaction and the price per share in a purchase option triggered on July 3, 2019 (any such purchase, a “Subsequent Sale”) in the event of certain reductions in the useful life of our current intellectual property rights, and effectively exercise its rights to purchase securities in a Subsequent Sale pursuant to a “cashless purchase” at an assumed current market price of approximately $0.09 per share, conditioned in each case on the listing of the Company’s common stock on NASDAQ or the raising of $2.0 million in additional funds in the form of another securities offering, in either case not later than November 30, 2019, such that Acuitas will have irrevocably waived its rights to an adjustment in the purchase price of the Preferred Stock in the Initial Sale and the exercise price of the Warrants and the purchase price of per share in the Subsequent Sale upon the issuance by us of an aggregate of 334,989,500 shares of Common Stock and 334,989,500 warrants having the same terms as the Commitment Warrants to Acuitas (the “Purchase Option Redemption”), which is currently expected with the closing of the Public Offering. In addition, the 2019 Purchase Agreement provides that, should the underwriters in the Public Offering exercise their option to purchase additional securities during the 45 days following closing and the issuance of such securities would result in Acuitas’ beneficial ownership (on a fully diluted basis) of shares of Common Stock being below 60%, Acuitas shall be issued a number of additional shares of Common Stock and warrants having the same terms as the Commitment Warrants to result in its beneficial ownership (on a fully diluted basis) of shares of Common Stock equaling 60%.

The foregoing description of the 2019 Purchase Agreement, the Debenture, the Commitment Warrants and the Bridge Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of each such document, attached as Exhibits 4.1, 4.2 and 10.1, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on September 20, 2019 and is incorporated herein by reference.

Item 4.  Purpose of Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

The purpose of the Purchase Agreement and the 2019 Purchase Agreement was for the Reporting Persons to obtain an 84.5% controlling interest in the Company.

At the date of this Schedule 13D, the Reporting Persons, except as set forth in this Schedule 13D, do not have any plans or proposals which would result in:

(a)    the acquisition by any person of additional securities of the Company;

(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)    a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

Page 6 of 8 Pages

(d)    any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)    any material change in the present capitalization or dividend policy of the Company;

(f)    any other material change in the Company’s business or corporate structure;

(g)    changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h)    causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)    any similar action to those enumerated above.

Page 7 of 8 Pages

Item 5.  Interest in Securities of the Company.

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a)      The approximate aggregate percentage of Issuer’s Common Stock reported beneficially owned by the Reporting Persons herein is based on the number of 647,930,147 issued and outstanding shares of Common Stock of the Company as of September 24, 2019, resulting in the Reporting Persons beneficially owning approximately 84.5% of the issued and outstanding Common Stock of the Issuer.

(b)      The Reporting Persons beneficially own an aggregate of 547,241,666 shares of Common Stock in which they have the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of representing in the aggregate approximately 84.5% of the total issued and outstanding shares of Common Stock of the Company. Such aggregate number of shares includes 390,991,666 shares of Common Stock held prior to entering into the 2019 Purchase Agreement, (ii) 140,625,000 Commitment Shares, and (iii) 15,625,000 shares currently issuable upon conversion of the Debenture. Excluded from such aggregate number of shares are (i) 140,625,000 shares issuable upon the exercise of the Commitment Warrants, which Commitment Warrants are only exercisable upon the earlier of the effectiveness of the Company’s pending reverse stock split and December 1, 2019, (ii) 15,625,000 shares issuable upon the exercise of Bridge Warrants, which Bridge Warrants are only exercisable upon the earlier of the Reverse Stock Split and December 1, 2019, and (iii) 669,979,000 which may be issued to Acuitas in the event the Company exercises the Purchase Option Redemption. Although Mr. Peizer directly owns none of the Company’s securities, he may be deemed a beneficial owner of the securities owned by Acuitas pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(c)      Other than the acquisition of the securities reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)      To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)      Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.:(1)	Title:
4.1	Form of 10% OID Convertible Delayed Draw Debenture
4.1	Form of Common Stock Purchase Warrant
10.1	Securities Purchase Agreement dated September 24, 2019

(1) Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the SEC on September 24, 2019.

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 25, 2019

ACUITAS GROUP HOLDINGS, LLC By: /s/ Terren S. Peizer Name: Terren S. Peizer Title: Managing Member /s/ Terren S. Peizer Name: Terren S. Peizer